UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hydro Hash Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 3, 2021

Physical Address of Issuer:

134 Conestoga Court, Kalispell, MT 59901

Website of Issuer:

https://www.hydrohash.io/

Current Number of Employees:

5

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$3,664,823	$4,581,430
Cash & Cash Equivalents	$281,683	$3,565,600
Accounts Receivable	$0	$0
Short-term Debt	$153,227	$27,630
Long-term Debt	$5,756,748	$5,311,035
Revenues/Sales	$260,712	$0
Total Operating Expenses	$1,754,096	$748,660
Taxes Paid	$0	$0
Net Income/(Loss)	($1,487,917)	($748,660)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2024

Hydro Hash Inc.

FORM C-AR



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Hydro Hash Inc., a Delaware corporation ("**Hydro Hash,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hydrohash.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"   "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of New Mexico.

The Company is incorporated in and licensed to do business in the State of Delaware. The Company does not presently have its own physical office at any location, although certain employees conduct business from the State of New Mexico. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New Mexico. The Company intends to engage in all such actions as promptly as possible.

Risks Related to Our cryptocurrency Mining Business

The cost of obtaining new and replacement miners and parts has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

Our cryptocurrency mining operations can be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining are lower than the price of the cryptocurrency we mine when we sell it. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Over time, we will replace those miners which are no longer functional with new miners purchased from third-party manufacturers. Additionally, as the technology evolves, we may acquire newer models of miners to remain competitive in the market.

For example, miners will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. We use customized proprietary firmware in our miners, developed in cooperation with the manufacturer. Our customized firmware permits us to modify the frequency (clock speed) at which the miners operate, as well as the operating voltage applied to the Application-Specific Integrated Chips ("ASIC") processors. Although our liquid-cooling technologies dissipate heat more efficiently versus air cooling, our use of customized firmware, to the extent we are not operating the machines to manufacturer specifications, could increase the risk of machine failure. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the value of our securities and our investors could lose part or all of their investment.

The price of new miners may be linked to the market price of cryptocurrencies, and our costs of obtaining new and replacement miners may increase along with the market price of cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

Our financial condition and results of operations will be dependent on our ability to sell the cryptocurrency we mine at a price greater than our costs to produce that cryptocurrency. We will incur significant up-front capital costs each time we acquire new miners, and, if future prices of cryptocurrency are not sufficiently high, we may not realize the benefit of these capital expenditures. As the price for new miners we buy increases, our cost to mine a given amount of cryptocurrencies also increases, therefore requiring a corresponding increase in the price of cryptocurrency for us to maintain our results of operations, to the extent we sell the cryptocurrency shortly after mining it.

We have observed significant fluctuations in market prices for cryptocurrency, to the extent that we are unable to reasonably predict future prices for the cryptocurrency we mine. This is an issue particularly because the structure of our purchase agreements with our miner manufacturer providing for the purchase of miners typically are entered into at least six months in advance of delivery. The market price of cryptocurrencies could decrease during this time to the point at which it no longer becomes profitable for us to use such equipment to mine cryptocurrency and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the value of our securities and our investors could lose part or all of their investment.

Reports have been released that the prices of new miners are adjusted according to the price of cryptocurrency. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners. As a result, at times, we may obtain miners and other hardware from third parties at higher prices, to the extent they are available. The global supply chain for miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners. Supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of miners, has seen a production slowdown as a result of COVID-19 related lockdowns. Should similar outbreaks or other disruptions to the China-based global supply chain for mining hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners on a timely basis, if at all, or we may only be able to acquire miners at premium prices. Such events could have a material adverse effect on our ability to pursue our strategy, which could have a material adverse effect on our business and the value of our securities.

There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

Many of the competitors in our industry have also been purchasing mining equipment at scale, which has caused a world-wide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. There are no assurances that manufacturers, including the manufacturer with whom we currently have a contractual relationship, will be able to keep pace with the surge in demand for mining equipment. It is uncertain how manufacturers will respond to this increased global demand and whether they can deliver on the schedules promised to all of their customers.

In the event manufacturers are not able to keep pace with demand, we may not be able to purchase miners in sufficient quantities or on the delivery schedules that meet our business needs. Additionally, should manufacturers default on their purchase agreements with us, we would have to pursue recourse in an international jurisdiction, which would be costly and time consuming to resolve, and there is no guarantee we would succeed in recovering any of our deposits paid for such miner purchases, which could materially and adversely affect our business and results of operations.

The government response to the COVID-19 pandemic has disrupted and may continue to disrupt international shipping and manufacturing pipelines, and we may not be able to obtain new miners or replacement parts for our existing miner fleet in a timely or cost-effective manner, which could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous unprecedented measures to try to contain the virus. Containment efforts have included travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, and shutdowns. These decisions, as well as potentially lasting increased adoption of remote meeting and collaboration technologies, may negatively impact our business and harm productivity and collaboration, in particular for key personnel. The extent to which the government responses to the COVID-19 pandemic will continue to affect our business, results of operations and financial condition is difficult to predict and depends on numerous evolving factors, including: the duration and scope of the pandemic and its impact on overall global uncertainty; government, social, business and other actions that have been and will be taken in response to the pandemic; and the pandemic's effect on short- and long-term general economic conditions.

Current and future restrictions or disruptions of transportation, such as reduced availability of air and ground transport, port closures or congestion, and increased border controls or closures, could materially adversely affect us. We have already observed a significant increase in both air and sea freight costs as a result of the COVID-19 pandemic, which results in higher shipping costs for us as we seek to ship new and replacement miners from manufacturing locations located in China to our operations in the United States. These increased costs could have a material adverse effect on our financial condition and results of operations, particularly if the effects of the COVID-19 pandemic continue.

Furthermore, various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days, has strained our manufacturing partners, suppliers and logistics partners and impacted their ability to produce and deliver a sufficient number of products needed to meet the global demand for miners. The pandemic's impact on the global supply chain and manufacturing interruptions is evidenced by decreased production and resulting shortage of semiconductors, which are used in the manufacture of the ASIC chips used in the miners we operate.

While we believe our current manufacturing partner and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet global demand for new miners. Concurrently, along with an increased trading price of many cryptocurrencies in 2020 and 2021, we observed an increased demand for miners, leading to increased per-unit costs for new miners. If the scarcity of miners continues, this pricing trend may continue. If we are unable to acquire new miners, or if our cost for new miners is excessively high, we may not be able to compete with other cryptocurrency mining companies, which may materially and adversely affect our business and results of operations.

We depend on a limited number of suppliers for our liquid cooling hardware and will depend on a small number of manufacturers for our miners, making us vulnerable to supply disruption and price fluctuation.

Our reliance on a single or a limited number of suppliers could result in product delivery problems and delays and reduced control over product pricing and quality. Though in some cases, we may prefer to have multiple sources to procure certain key items used in our operations, in some cases it is not practical or feasible to do so, particularly in our industry.

The highest volume manufacturers are located in China. Although we are not aware of any government action banning or restricting the manufacture or export of miners, any future restriction or impairment by the Chinese government on the manufacture or export of miners from China could materially adversely impact our ability to add new capacity to our mining site, to replace miners that may fail and to timely upgrade miners to more efficient and newer technologies.

We may purchase electricity pursuant to contracts that require us to commit to purchase electricity in certain increments. We would then need to purchase and obtain miners sufficient to utilize all such committed electricity as quickly as possible after each such purchased increment of electric power comes online. If we are unable to timely obtain new miners to utilize all of the electricity that we have committed to purchase (for example, due to a supply disruption or delay, as discussed elsewhere in these risk factors), our profitability will be negatively impacted because we will be required to purchase electricity that cannot be used fully for mining.

We may suffer a disruption in the supply of miners or other hardware if we are unable to purchase them on a timely basis or at all for any reason. Any supply disruption, including delay in delivery by our suppliers or manufacturers, increased demand in their products causing them to delay production or delivery to us, or the bankruptcy or shutdown of our suppliers or manufacturers, could prevent us from competing with other cryptocurrency mining companies, or could force us to purchase miners or other hardware from parties which may charge us more, and all of which may materially and adversely affect our business and results of operations.

To the extent that the profit margins of cryptocurrency mining operations are not high, operators of cryptocurrency mining operations are more likely to immediately sell cryptocurrency rewards earned by mining in the market, thereby constraining growth of the price of cryptocurrencies in general, which could adversely impact us.

Cryptocurrency mining operations have evolved from individual users mining with computer processors, graphics processing units and ASIC units. New processing power being added by incorporated and unincorporated "professionalized" mining operations is gaining market share. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines.

Acquiring this specialized hardware at scale requires the investment of significant up-front capital, and mining operations incur significant expenses related to the operation of this hardware at scale, such as leasing operating space (often in data centers or warehousing facilities), incurring electricity costs to run the miners and employing technicians to operate mining farms. To the extent the price of cryptocurrency declines and such profit margin is constrained, professionalized mining operations are incentivized to sell cryptocurrency earned from mining operations soon after mining. This rapid selling of newly mined bitcoin greatly increases the volume of bitcoin that would otherwise be available for sale under normal market circumstances, creating downward pressure on the market price of bitcoin rewards.

Profit margin for a cryptocurrency mining operation is in essence the value of cryptocurrency mined by a professionalized mining operation minus the allocable capital and operating costs to mine that cryptocurrency. A professionalized mining operation may be more likely to rapidly sell a higher percentage of its newly mined cryptocurrency if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing cryptocurrency prices. Lower cryptocurrency prices could result in further tightening of profit margins for professionalized mining operations, creating a network effect that may further reduce the price of cryptocurrency until mining operations with higher operating costs become unprofitable. Ultimately this effect could force professionalized mining operations to reduce mining power or temporarily cease mining operations.

Our reliance on third-party mining pool service providers for our mining revenue payouts may have a negative impact on our operations, including as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.

We receive cryptocurrency mining rewards from our mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool's overall mining power, used to generate each block. Should the pool operator's system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operators' record keeping to accurately record the total processing power provided to the pools for a given cryptocurrency mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by each pool, the mining pool operators use their own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operators is incorrect, other than leaving the pools. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts or be forced to leave the mining pool or join a new mining pool, all of which could have an adverse effect on our business and operations.

In addition, our proportion of mining rewards are temporarily held by the operators of the pools until they are distributed to us. During this time, cryptocurrencies held by the pool operators may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from the pool operators to their custodian or other wallets may be intercepted by malicious actors. If a pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the cryptocurrency held by the pool, the revenue that we generated from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator. Even if we joined other mining pools, there is a risk of short-term impact on our financial performance in making that transition, and new mining pools would hold the same or additional risks.

We are in the process of developing our own mining pool to, in part, mitigate the risks associated with relying on third-party pools, but we may not be successful in doing so, which could have an adverse effect on our business and operations.

The reward for adding new blocks to the bitcoin blockchain is subject to halving, and the value of bitcoin may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the bitcoin reward paid to those who mine bitcoin over time according to a predetermined schedule. This reduction in reward spreads out the release of bitcoin over a long period of time resulting in an ever-smaller number of bitcoin being mined, reducing the risk of coin-based inflation. At a predetermined block, the mining reward is cut in half, hence the term "halving." For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. According to bitcoin.org, the next halving is projected to occur in 2024. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million bitcoin, which is expected around 2140. While bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on our business and operations.

Other cryptocurrencies share similar risks.

We may not be able to realize the benefits of forks, and forks in the bitcoin network may occur in the future which may affect our operations and financial performance.

The future development and growth of bitcoin is subject to a variety of factors that are difficult to predict and evaluate. Because bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility bitcoin develops in ways which are not foreseeable. An example is modification of the bitcoin protocol by a sufficient number of users (known as a "hard fork").

The bitcoin protocol has been subject to "hard forks" that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these hard forks have caused fragmentation among trading platforms as to the correct naming convention for the forked cryptocurrencies. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked cryptocurrencies, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked cryptocurrencies, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these hard forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin or any of its forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, "replay" attacks, in which transactions from one network were rebroadcast on the other network to achieve "double-spending," plagued platforms that traded bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Historically, speculation over a new "hard fork" in the bitcoin protocol has resulted in bitcoin price volatility and future hard forks may occur at any time. A hard fork can lead to a disruption of networks and our information technology systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we had no intention of supporting an asset compromised by a hard fork. Additionally, a hard fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our bitcoin mining hardware incompatible with the new bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.

Other cryptocurrencies share similar risks.

Our reliance primarily on a limited assortment of miner models from a limited pool of manufacturers may subject our operations to increased risk of failure.

The performance and reliability of our miners and our technology will be critical to our reputation and our operations. Because we will initially use a limited assortment of miners in our fleet, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to the type of miners we use affects all such miners; therefore, if a defect or other flaw exists and is exploited, all or a substantial portion of our mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the value of the Company and damage to our reputation.

Any future mining operations, including sites at which our miners are operated or will be under construction, may experience damages, including damages that are not covered by insurance.

Any future mining operations we establish, will be, subject to a variety of risks relating to their physical condition and operation, including, but not limited to:

- the presence of construction or repair defects or other structural or building damage;
- any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
- any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
- claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in our mines, exposure to on-site contaminants and pollutants and dangers posed by the liquid-cooling reservoirs located at our site.

For example, a mining site could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mining site could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Our existing insurance covers the replacement cost of lost or damaged miners, but does not cover any interruption of our mining activities; therefore, our existing insurance may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at the mining site in our network, we may not be able to remediate that loss in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such site.

We may not be able to acquire insurance coverage adequate to cover all of our potential losses, and increased self-insurance and other insurance costs could materially and adversely affect our business and results of operations.

We may not be able to obtain policies for our business that provide us with some protection in the event our miners are lost or damaged while at our site; however, these insurance policies and protections may not be adequate to protect us from liabilities that we may incur in connection with the operation of our business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to us may not be made on a timely basis. Because of the high cost of new miners, if our insurance coverage is insufficient to cover the replacement, or if payment of our existing coverage benefits is significantly delayed, we may be required to expend additional capital resources to replace any miners we lose as a result of casualty events.

Additionally, although we will seek to control our insurance risk and costs, the premiums we pay to obtain insurance coverage may, and are likely to, increase over time. These increases in insurance premiums can occur unexpectedly and without regard to our efforts to limit them, and, because of these rising costs, we may not be able to obtain similar levels of insurance coverage on reasonable terms, or at all. If this occurs, we may choose or be forced to self-insure our assets, which could expose us to significant financial risk due to the high cost of new miners. If insurance costs become unacceptably high and we elect to self-insure, and we experience a significant casualty event resulting in the loss of some or all of our miners, we could be forced to expend significant capital resources to acquire new replacement miners. If such casualty loss of our miners is not adequately covered by insurance and we do not have access to sufficient capital resources to acquire replacement miners, we may not be able to compete in our rapidly evolving and highly competitive industry, which could materially and adversely affect our financial condition and results of operations, and our business could suffer.

Furthermore, the crypto currencies held by us are not insured by any government-sponsored investor protection program or otherwise. Therefore, any loss of cryptocurrency held by us, either through an information security failure, a mistaken transaction or otherwise, would not be reimbursed. This could adversely affect our operations and, consequently, an investment in our securities.

Eth 2.0 staking comes with risk.

We intend to hold some of our reserve capital in Eth 2.0 staking. Staking is risky. Not only may our initial deposit be slashed for failing to keep up with the network, but hidden software risks still exist.

Each Eth 2.0 validator has to choose its own specification to work with from five different teams that programmed Eth 2.0 in various languages. Those specifications could have exploitable flaws, regardless of how smoothly testing went throughout the second half of 2020. That's one reason staking rewards are set so high by developers.

Some clients, moreover, were late to join the deposit contract party, leading to investors missing out on early high-yield opportunities. For example, Prysmatic Labs had breaking changes in its final implementation of the Eth 2.0 spec. Unfortunately, the client was not ready until after the deposit contract was filled up. Eager validators, including CoinDesk, are in queue for validation but will miss out on at least some rewards.

Staking in Eth 2.0 also means our Etherum can be locked up for months to years.

Increased labor costs and the unavailability of skilled workers could hurt our business, financial condition and results of operations.

We are dependent upon a pool of available skilled employees to operate and maintain our business. We compete with other cryptocurrency mining businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages, which could increase our operating costs.

Certain of our non-executive workers may be independent contractors and may allocate their time to other businesses which may cause conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could adversely impact our business.

Certain of our non-executive workers may be independent contractors. Any individual who is an independent contractor is not technically required to, and may not, commit their full time to our affairs. In some cases, this may result in a conflict of interest in allocating time between our operations and other businesses. All of these individuals are engaged, in some capacity, in other non-competing business endeavors for which they may be entitled to compensation, and are not obligated to contribute any specific number of hours per week to our affairs. In addition, because such persons are independent contractors, they may not owe us the same implied-in-law employee duties of loyalty.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if classified as employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or misclassified non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a number of independent contractors doing business with us from independent contractor to employee and a potentially significant number of exempt employees to non-exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee misclassification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

We are subject to risks associated with our need for significant electrical power.

Our mining operations will require significant amounts of electrical power. As we expand our mining fleet, we anticipate our demand for electrical power will continue to grow. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners.

Additionally, our mining operations could be materially adversely affected by prolonged power outages. Although our miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run miners on back-up power generators for extended periods of time. We would likely need to reduce or cease our operations in the event of an extended power outage or as a result of the unavailability or increased cost of electrical power, which would materially and adversely affect our business and results of operations.

Our lease arrangements with our power suppliers at our site is subject to power supply and counterparty risks.

Our initial site location is to be chosen. Our power suppliers, in turn, will be owned by unrelated third-parties. Our sites may be located on property owned by separate unrelated third-parties, which lease such properties to our power suppliers. We may also invest capital in purchasing our own property in order to secure favorable power contracts. These purchases may be made with cash, financing, or a combination of both. Property ownership comes with significant risks. Our attempts at securing favorable power contracts to any purchased property may ultimately prove to be unsuccessful.

Our business model depends on obtaining large quantities of electricity at very favorable rates. We may buy power directly from utilities, power generation facilities or from hosting facilities. Any hosting facilities may provide electricity to the premises at rates representing a pass-through to us of the same rates our power suppliers receive, all subject to a cap on the maximum rate that may be passed-through. If we fail to meet any of our obligations under our future agreements with our power suppliers or hosting facilities, we could lose any favorable electricity rate or experience a complete loss of electricity service to the premises. Additionally, if any of our power suppliers breaches its agreement with the electricity service provider, our power suppliers could lose the favorable rates they receive for electricity and become unable to pass those favorable rates along to us. If any of the foregoing were to occur, we may be unable to operate our business efficiently or profitably.

Further, under our arrangements with our power suppliers, we could become obligated to pay our power suppliers a percentage of the cost of a specified electricity consumption amount, even if the actual consumption amount is lower. As a result, we could pay for electricity we do not use. Finally, we expect that all of our agreements with our power suppliers will be of limited duration. We may not be able to renew these contracts, or negotiate the same or similar terms upon renewal, which could cause our electricity rate to increase and our business and financial results to suffer. This could, in turn, materially and adversely affect the value of our securities, and you could lose part or all of your investment.

Furthermore, it is possible that pursuant to potential agreements with our power suppliers, our power suppliers may be required to sell power back to the electrical grid during periods of high demand. If either of our power suppliers are required to sell power back to the electrical grid, we may be forced to curtail or suspend our mining operations due to insufficient power to run the miners and related equipment. Miners are comprised of sensitive electrical equipment. Cycling their power may reduce their lifespan or even immediately destroy them, which could prevent us from mining cryptocurrency as efficiently or frequently as our competitors. As a result, our business and financial results could suffer. In addition, although our agreements with our power suppliers may provide a mechanism by which our power suppliers will compensate us if power is sold back to the grid during periods of high demand, any such compensation may be less than the amount of potential mining revenue lost during that period and, as a result, our business and financial results could suffer.

Additionally, the sale of energy is highly regulated. There is a risk that government regulation could adversely impact the manner or pricing at which the electricity is being supplied and/or that our power supplier may not be able to provide its contractual power obligations to us. Therefore, there is also credit risk related to our power supplier.

We may be unable to negotiate adequate or appropriately priced power supply with sufficient power to allow us to operate our miners at peak capacity and, as a result, we may not realize the benefit of our investment.

We anticipate we will require several MW (mega watts) of electrical power for our miners. We cannot guarantee our power supplier at any or all sites will be able to supply us with the electrical power necessary to operate the site, or that they will honor initial pricing agreements. If we are unable to successfully negotiate a sufficient guaranteed power supply for our miners at any given site, we may be forced to relocate some or all of our new miners to another site.

If we are forced to relocate some or all of our miners, we may not be successful in identifying an adequate replacement site to operate our miners. And even if we do identify such a site, we may not be successful in securing the site at a cost that is economically viable to support our mining activities. Further, relocating our miners would require us to incur costs to transition to a new site including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new arrangement and, ultimately, installation at a new site. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new site. Therefore, if we are required to move one of our mines, or if we are unable to secure adequate or appropriately priced power supply for our miners, we may not achieve increased hash rate capacity upon the deployment of these new miners, and we may not realize the benefit of our substantial capital investments in new miners. If this occurs, our business may suffer, and the results of our operations may be adversely affected.

Interruptions to our power supply and internet access could disrupt our operations or have an adverse effect on the price of cryptocurrency, which could adversely affect our business and results of operations.

Our cryptocurrency mining operations require a significant amount of electrical power and access to high-speed internet to be successful. If we are unable to secure sufficient electrical power, or if we lose internet access for a prolonged period, we may be required to reduce our operations or cease them altogether. More broadly, a disruption of the internet may affect the use of cryptocurrency and subsequently the value of our securities. Generally, cryptocurrencies and our business are dependent upon the internet. A significant disruption in internet connectivity could disrupt the cryptocurrency network's operations until the disruption is resolved, which could have a material adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrency. If any of these events occur, our business and results of operations may suffer, and our investors may be materially and adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

Our ability to conduct our business in a profitable manner may rely in part on proprietary methods and designs, which we may protect as a trade secret. We intend to rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We cannot guarantee that our internally developed technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the crypto assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

We were recently formed and our success and future growth will, to a significant degree, depend on the skills and services of our management. Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

We have limited operating history, and our success and future growth will to a significant degree depend on the skills and services of our management. We will need to continue to grow our management to alleviate pressure on our existing team and to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

Furthermore, the loss of key members of our management could inhibit our growth prospects. Our future success depends, in large part, on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, who have a sound understanding of our business, for example, specialists in power contract negotiations and management, as well as data center specialists. As cryptocurrency mining is a new and developing field, the market for highly qualified personnel in this industry is particularly competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be subject to risks in connection with acquisitions.

We may, in the future, pursue asset acquisitions or acquisitions of businesses. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to incorporate acquired assets or businesses into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Such events could also mean an acquisition that we expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Risks Related to Cryptocurrencies

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any cryptocurrencies we mine. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

Additionally, we have observed how the trading price for shares of common stock of companies similar to ours respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of cryptocurrencies will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of cryptocurrencies, if the trading price of cryptocurrencies again experiences a significant decline, we could experience a similar decline in the value of the Company.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies, which will have a material adverse effect on our ability to monetize the cryptocurrencies we mine.

The markets for cryptocurrencies may be, or may become, overregulated. As a result, transferring fiat currencies, like U.S. Dollars, to or from cryptocurrencies may become increasingly difficult or even impossible.

Governments have started to regulate banks, crypto trading platforms, and the "on and off ramps" from cryptocurrencies to traditional fiat currencies. AML, KYC and other regulations have been enforced by the U.S. Government on related institutions and other governments have banned cryptocurrencies completely. We are unable to predict any other actions taken by any government that may negatively impact our business in particular or the cryptocurrency markets in general.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrency we mine.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

A miner that successfully adds a block to the blockchain is remunerated with newly minted coins (known as the "block reward") and may potentially also receive transaction fees.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact an investment in our securities. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies and the value of our common stock.

These types of risks vary across cryptocurrencies.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors. We do not intend to mine other cryptocurrencies as part of our business model at this time.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for cryptocurrencies to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine or otherwise acquire or hold for our own account, which could materially and adversely affect investors' investments in our securities.

The open-source structure of most cryptocurrency network protocols means that the contributors to the protocols are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab's Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize the bitcoin we mine and also reducing the total number of transactions for which mining rewards and transaction fees can be earned, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our common stock may be adversely affected.

Other currencies share similar risks.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the crypto mining and cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Our cryptocurrencies may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as "wallets" by holders of cryptocurrencies which may be accessed to exchange a holder's cryptocurrency assets. Access to our cryptocurrency assets could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We hold most of our cryptocurrency in cold storage to reduce the risk of malfeasance, but the risk of loss of our cryptocurrency assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrency mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users' information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account now or in the future.

Moreover, our cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies we mine or otherwise acquire or hold.

We intend to evaluate custody risk and establish processes to manage wallets that are associated with our cryptocurrency holdings. There can be no assurances that any processes we adopt will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event.

We are familiar with third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those we presently employ. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Incorrect or fraudulent transactions may be irreversible.

Cryptocurrency transactions are generally irrevocable, and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, generally, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of cryptocurrency or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our cryptocurrency assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any cryptocurrency we mine or otherwise acquire or hold for our own account now or in the future.

If a malicious actor or botnet obtains control of more than 50% of the processing power of any given cryptocurrency network, such actor or botnet could manipulate that cryptocurrency network to adversely affect us, which could have a material, adverse effect on our business.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining bitcoin, it may be able to alter blockchains on which bitcoin transactions reside and rely on by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could "double-spend" its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users' transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or bitcoin may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain's processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain's total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. However, if this were to occur, the public may lose confidence in the bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of bitcoin, which could have a material adverse effect on our business, financial results and operations.

Other cryptocurrencies share similar risks.

If the award of cryptocurrency rewards for solving blocks is not sufficiently high, miners may not have adequate incentive to continue mining and may cease mining operations, which may make the blockchains they support with their mining activity less stable.

As the number of bitcoin rewards awarded for solving a block in the bitcoin blockchain decreases, the relative cost of mining bitcoin will also increase, unless there is a corresponding increase in demand for that bitcoin. Even relatively stable demand may not be sufficient to support the costs of mining because as new miners begin working to solve blocks, the relative amount of energy expended to obtain a cryptocurrency award will tend to increase. This increased energy directly relates to an increased cost of mining, which means an increased cost of obtaining a bitcoin award. This increased cost, if not met with a corresponding increase in the market price for the bitcoin resulting from increased scarcity and/or demand, may lead miners to conclude they do not have an adequate incentive to continue mining and, therefore, may cease their mining operations. This reduction in active miners supporting a blockchain may result in a reduction in the aggregate hash rate devoted to the blockchain as its bitcoin award is reduced. We believe this would tend to adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet. This could permit such malicious actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and may be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy, which could in turn have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account now or in the future.

Other cryptocurrencies share similar risks.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin, or other cryptocurrencies that we hold, could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for the cryptocurrencies we hold, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a "first to market" advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Other cryptocurrencies we may hold share similar risks.

Cryptocurrencies held by us are not subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") protections.

Cryptocurrency is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any cryptocurrency we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

As of April 11 2023, the largest 118 bitcoin wallets, out of over 40,000,000 wallets total held over 15% of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Other cryptocurrencies share similar risks.

Risks Related to Governmental Regulation and Enforcement

Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

Governments around the world have reacted differently to cryptocurrencies' growth in both popularity and market size. Certain governments have deemed cryptocurrencies illegal, and others have allowed their use and trade without restriction. In some jurisdictions, including the United States, governments have subjected cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions or tax law changes could have a material adverse effect on our business, prospects or operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Such laws may add to our compliance costs, restrict or dictate how we operate our business, and could have a material adverse effect on our business, results of operations, financial condition and prospects. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the "CFTC"), the SEC, the Financial Crimes Enforcement Network ("FinCEN"), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrencies, including the bitcoin network, bitcoin users and the bitcoin exchange market and many more.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy, which could have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an "investment company" if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in the Investment Company Act.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would cause us to incur substantial additional expenses, and the failure to register, if required, could have a materially adverse impact on our business and operations.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

The crypto economy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

Cryptocurrency's status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have publicly taken the position that certain cryptocurrencies fall within the definition of a "security" under the U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. With respect to all cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a "security" under applicable laws. Similarly, though the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The CFTC affirmed its approach to the regulation of bitcoin as a commodity and bitcoin-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a bitcoin exchange based in Hong Kong. In its order, the CFTC found that Bitfinex engaged in "illegal, off-exchange commodity transactions and failed to register as a futures commission merchant" when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a "leveraged, margined or financed basis" without first registering with the CFTC. In 2017, the CFTC stated that it would consider bitcoin and other virtual currencies as commodities or derivatives depending on the facts of the offering. In December 2017, bitcoin futures trading commenced on two CFTC regulated futures markets.

Several foreign jurisdictions have taken a broad-based approach to classifying cryptocurrencies as "securities," while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain cryptocurrencies may be deemed to be a "security" under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies as "securities." If bitcoin or any other supported cryptocurrency is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrencies are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency. Also, it may make it difficult for such supported cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the "CEA"), to our cryptocurrency mining business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the mining or exchange of cryptocurrency. However, the CFTC, the federal agency that administers the CEA, generally regards cryptocurrency as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of cryptocurrency and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or nonfinanced, margined or leveraged transactions in cryptocurrency, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including cryptocurrency, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law. Any requirements imposed by the CFTC related to our cryptocurrency mining activities or our transactions in cryptocurrency would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock.

Moreover, if our cryptocurrency mining activities or transactions in cryptocurrency were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to cryptocurrency mining operations, such as ours.

The operation of a cryptocurrency mining can require massive amounts of electrical power and we anticipate our demand for electrical power will grow as we expand our mining fleet. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a cryptocurrency are lower than the price of a cryptocurrency. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. If we are unable to receive adequate power supply and are forced to cease or reduce our operations due to the availability or cost of electrical power, including increased taxes associated with the use of electrical power, our business would experience materially negative impacts.

Governmental action in China may have a material adverse effect on the cryptocurrency mining industry as a whole, which could have an adverse effect on our business and results of operations.

Prior to banning cryptocurrency on a national scale, China was the world's largest producer of cryptocurrency and represented the large majority of the world's cryptocurrency mining power. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. In May 2021, China also prohibited financial institutions and payments companies from issuing financial products related to and providing savings, trust or pledging services of cryptocurrencies in China. In September 2021, regulators in China instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. Additionally, China has banned cryptocurrency mining on a national scale due to the industry's intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare Earth metals used to manufacture miners and the production of electrical power used in cryptocurrency mining). While we have yet to see whether these miners will be able to relocate to another location in the world to continue mining, we cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

Because we are unable to influence or predict future regulatory actions taken by governments in China, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. If further extreme regulatory action is taken by governments in China or elsewhere, including the United States, our business may suffer and investors in our securities may lose part or all of their investment.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore a site where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our mining business is subject to local government regulation.

We are subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. We operate each of our locations in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our failure to obtain or retain any required licenses could adversely affect our operations. Although we have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent us from operating our current site or further expanding our operations.

Future developments regarding the treatment of cryptocurrency for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of cryptocurrency and the absence of comprehensive legal guidance with respect to cryptocurrency, and cryptocurrency transactions, many significant aspects of the U.S. federal income and foreign tax treatment of cryptocurrency are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency or cryptocurrency transactions, including cryptocurrency mining, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service ("IRS") guidance indicates that cryptocurrency, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of cryptocurrency for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of cryptocurrency, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where cryptocurrency is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrency in the future or that a court would uphold the treatment of cryptocurrency as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for holders of cryptocurrency and could have an adverse effect on the value of cryptocurrency and the broader cryptocurrency markets. The uncertainty regarding the tax treatment of cryptocurrency transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to cryptocurrency transactions could adversely impact the price of cryptocurrency, our business and the value of the Company. Further, in the event our business expands, our after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hydro Hash is a crypto mining company using renewable hydroelectric power and liquid cooling to achieve new levels of power efficiency and profitability.

Business Plan

Crypto mining is routinely criticized for being environmentally unfriendly. Cryptocurrency mining consumes approximately 0.5% of all electricity used globally, that's more than the entire population of Finland's 5.5 million people. Renewable energy is only 29% of all energy produced globally, so any excessive energy use is environmentally damaging. More importantly, renewable hydroelectric power can be had for far below average energy costs.

Almost all crypto mining rigs are air cooled, just like an old VW bug or boring beige computer. Modern cars and gaming PC´s have gone liquid cooled, and for good reason: it's cheaper and more reliable to cool with liquid than with air. Even Tesla batteries are liquid cooled. With a liquid cooled mining rig, the ASIC's (Application-Specific Integrated Circuit) can be run reliably cool, extending their longevity, in a narrower and more predictable temperature range, while running higher sustained loads for greater efficiency. This consumes less overall power for a given hashrate and increases the overall profitability of operations.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Mining of cryptocurrencies.	To mine cryptocurrencies on liquid cooled hardware, targeting renewable hydroelectric power.	Total Cryptocurrency market cap is $1.28T as of 4/11/2023.

Customer Base

Our business model does not include customers, other than those to whom we may trade cryptocurrencies for traditional fiat currencies which is typically done on open exchanges. We intend to build crypto mining platforms to mine crypto at scale. We may decide to sell our mining rigs, mining enclosures, water cooling blocks, know-how, future Intellectual Property, or other products, to a future customer base but have no plans for this at this time.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98065550	HYDROHASH	Service Mark	06/29/2023	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sheldon Richard (Rick) Bentley	Chief Executive Officer.	CEO, Hydro Hash Inc. since July 2022 to present. As CEO, Mr. Bentley is responsible for the operations, oversight and governance of the Company. CEO, Cloudastructure Inc. since January 2003 to present. As its CEO, Mr. Bentley is responsible for the operations, oversight and governance of the Company.	University of California at Berkeley - B.A. in Physics, Masters in Engineering
James McCormick	Chief Financial Officer	CFO of Hydro Hash Inc. since August, 2022. As CFO, Mr. McCormick is responsible for finances and financial reporting of the company. Prior to Hydro Hash, Mr. McCormick was President and COO of LTA Research, a leading aerospace research and development company building experimental and certified manned and remotely piloted airships. McCormick's responsibilities included management of manufacturing, flight operations, purchasing, quality, finance, IT, legal and business development.	BBA from the University of Toledo, MBA from the University of Michigan.
Brad Degnan	Chief Technology Officer	CTO of Hydro Hash Inc. since July, 2022 and is responsible for the technology operations of Hydro Hash Inc. Comfortably retired at a relatively young age from a career in Silicon Valley since before 2019 to present.	Attended Kettering University, Flint MI.
James McGibney	Advisor	CEO of Hydro Hash Inc. until July 2022, James was featured on a Netflix special and is now working on his own TV show. Senior Director of Cybersecurity and Compliance at Rosendin Electric since October 2013. As Senior Director, he is responsible for security operations, incident response, vulnerability management, insider risk, security assessment, penetration testing, security awareness, cloud security, and compliance.	Harvard University - Cybersecurity Certification; Boston University - Masters degree

| Ruba Qashu | Director | Director at Hydro Hash (June 2023 – Present)

Partner at Barton LLP (March 2023 – Present) focusing on capital markets and securities transactions; CMPOs, registered direct offerings and PIPEs; '34 Act reporting and advice regarding corporate governance, equity compensation plans and stockholder communications

Partner at Raines & Feldman (2021 – March 2023)

Partner at Libertas Law Group (2011 – 2021) | B.A. in English Literature from UC Berkeley; J.D. from Hastings College of Law (now UC Law San Francisco) |

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 42,250,000 shares of common stock, $0.00001 par value per share (the "**Common Stock**"), consisting of 9,750,000 shares of Class A Common Stock, par value $0.00001 per share (the "**Class A Common Stock**") and 32,500,000 shares of Class B Common Stock, par value $0.00001 per share (the "**Class B Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Class B Common Stock
Amount Outstanding	9,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	53.60%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$5,757,420.81
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Conversion Price is $1.20
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may allocate additional SAFEs, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28.50%

Type	Hydro Hash Inc. 2021 Equity Incentive Plan
Amount Authorized / Amount Outstanding	750,000 / 750,000
Voting Rights	$0.00001
Anti-Dilution Rights	None, unless common stock is granted
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may allocate additional shares to the Plan, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.50%

Type	Hydro Hash Inc. 2023 Equity Incentive Plan Class A Common Stock
Amount Authorized / Amount Outstanding	2,000,000 / 0
Voting Rights	$0.00001
Anti-Dilution Rights	None, unless common stock is granted
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may allocate additional shares to the Plan, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.90%

Type	Crowd SAFE
Face Value	$493,250
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Conversion Price is $2.00
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may allocate additional SAFEs, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.50%

Outstanding Debt

As of the date of this Form C-AR, the Issuer has zero debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rick Bentley	7,500,000 shares of Class B Common Stock	83.33%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)*

Total Income	Taxable Income	Total Tax
$260,712	($835,520)	$0

*The Company has filed an extension for the 2023 tax year.

Liquidity and Capital Resources

On July 1, 2023, the Company closed an offering pursuant to Regulation CF and raised $493,250.

Capital Expenditures and Other Obligations

The Company purchased a building in Montana during June 2023. We made extensive renovations to the facility to allow us to place our servers and mine BTC directly. We were operational during December 2023 and have been mining BTC since. At the beginning of 2023, we utilized an outsourced model for mining, where we were dependent on another firm to host our servers.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$75.00	9,000,000	General Corporate	12/03/2021 - 1/24/2021	Section 4(a)(2)
Stock Options	$97,500	750,000	N/A	02/20/2023	Rule 701
Crowd SAFE	$5,095,900.81	$4,995,981.19 face value of Crowd SAFEs and $99,919.62 face value of Crowd SAFE for OpenPortal commission	General Corporate	April 21, 2022	Reg CF
Crowd SAFE	$661,520	$661,520 face value of the Crowd SAFEs	General Corporate	May 2022	Reg D, Rule 506(c)
Crowd SAFE	$493,250	$493,250 face value of the SAFEs	General Corporate	July 1, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- In December 2021, the Company entered into a Restricted Stock Purchase Agreement with Rick Bentley under which the Company sold, and Mr. Bentley purchased, 7,500,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $75.00, and the Company also entered into a certain indemnification agreement with him. Effective March 24, 2023, each share of Common Stock previously issued was reclassified into Class B Common Stock.

- In January 2022, the Company entered into a Restricted Stock Purchase Agreement with James McGibney under which the Company sold, and Mr. Bentley purchased, 750,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $7.50, and the Company also entered into a certain indemnification agreement with him. Effective March 24, 2023, each share of Common Stock previously issued was reclassified into Class B Common Stock.
- In January 2022, the Company entered into a Restricted Stock Purchase Agreement with Brad Degnan under which the Company sold, and Mr. Degnan purchased, 750,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $7.50, and the Company also entered into a certain indemnification agreement with him. Effective March 24, 2023, each share of Common Stock previously issued was reclassified into Class B Common Stock.
- In February 2023, the Company entered into a Stock Option Agreement with James McCormick under which the Company granted 750,000 stock options to Mr. McCormick at an exercise per share price of $0.13, for an aggregate total purchase price of $97,500.
- Effective September 1, 2023, the Company entered into a side agreement related to a dry lease agreement. The Company agreed, in exchange for use of the plane, to cover 40% of the insurance and maintenance costs for the plane under that certain dry lease agreement. The Company has also executed a lease agreement for the use of our Chief Executive Officer, Rick Bentley's vehicles in MT. We pay him $1/month, in exchange for use of the vehicle and providing regular maintenance and insurance coverage.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company's Chief Executive Officer, Rick Bentley, signed an agreement with the SEC regarding bad actor charges. The disclosure from Cloudastructure, Inc.'s (a company for which Rick Bentley is also the Chief Executive Officer) 1-K filing is below:

- "On July 10, 2023, the Company and the Company's CEO and founder, Rick Bentley, each separately received a "Wells Notice" from the enforcement staff (the "Staff") of the Securities and Exchange Commission's Division of Enforcement ("SEC"), stating that the Staff had made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act"), and Rules 10b-5(a), (b) and (c) under the Exchange Act. On September 27, 2023 the Company agreed to a settlement with the Staff. Without admitting or denying the findings in the order, the Company agreed to a settled order from the SEC, which states that Cloudastructure violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. Cloudastructure agreed to a cease-and-desist order barring the Company from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to pay a penalty of $558,071. Also on September 27, 2023, Rick Bentley agreed to a settlement with the SEC with respect to the charges against him. Without admitting or denying the allegations in the SEC's complaint, Mr. Bentley agreed to the entry of a final judgment imposing on him a permanent injunction against future violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Section 17(a), a civil penalty of $111,614, and an order barring Mr. Bentley from serving as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act, for a period of 5 years. Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements."

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hydro Hash Inc.

_____
(Issuer)

By:

/s/ Sheldon Richard (Rick) Bentley

(Signature)

Sheldon Richard (Rick) Bentley

(Name)

Chief Executive Officer

(Title)

I, Sheldon Richard Bentley, the Chief Executive Officer of Hydro Hash Inc., certify that the financial statements of Hydro Hash Inc. included in this Form are true and complete in all material respects.

/s/ Sheldon Richard (Rick) Bentley

(Signature)

Sheldon Richard (Rick) Bentley

(Name)

Chief Executive Officer

(Title)

April 29, 2024

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sheldon Richard (Rick) Bentley

(Signature)

Sheldon Richard (Rick) Bentley

(Name)

Director

(Title)

April 29, 2024

(Date)

/s/ Ruba Qashu

(Signature)

Ruba Qashu

(Name)

Director

(Title)

April 29, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

HYDRO HASH INC.

STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY

Years ended December 31, 2023 and 2022

	2023	2022
Revenue		
Cryptocurrency mining	$ 260,712	$ 0
Total Revenue	260,712	0
Costs and expenses		
Cost of revenues	351,136	0
Depreciation and amortization	218,329	0
General and administrative	1,313,748	748,660
Realized gain on use of cryptocurrencies	(129,116)	0
Total Costs and Expenses	$ 1,754,096	$ 748,660
Operating (Loss) Income	(1,493,384)	(748,660)
Other income	5,467	0
Net Loss	($1,487,917)	($748,660)
SHAREHOLDERS' EQUITY, Beginning of period	($757,235)	($8,575)
Contributions/(Distributions)		
Net Income/(Loss)	($1,487,917)	($748,660)
SHAREHOLDERS' EQUITY, End of period	($2,245,152)	($757,235)

HYDRO HASH INC.
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$281,683	$3,565,600
Prepaid expenses	$102,752	$96,225
Cryptocurrency, net	$833,512	$168,405
Deferred offering costs	$115,132	$86,860
Total Current Assets	$1,333,078	$3,917,090
Fixed Assets	$2,273,345	$632,940
Security deposits	$58,400	$31,400
TOTAL ASSETS	$3,664,823	$4,581,430
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued expenses	$152,227	$26,205
Shareholder advances	$1,000	$1,000
Other current liabilities	$0	$425
Total Current Liabilities	$153,227	$27,630
SAFE Liability, net of offering cossts	$5,756,748	$5,311,035
TOTAL LIABILITIES	$5,909,975	$5,338,665
Common stock	$0	$0
Retained deficit	($2,245,152)	($757,235)
TOTAL SHAREHOLDERS' EQUITY	($2,245,152)	($757,235)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,664,823	$4,581,430